Exhibit 12

Computation of the Ratio of Earnings To Cover Fixed Charges and

Preference Dividends

	2002	2003	2004	2005	2006
Pre-tax income from continuing operations	$(34,917)	$(33,288)	$(33,924)	$(27,641)	$(32,432)
Fixed charges	111	78	509	4,176	5,962

Earnings available to cover fixed charges	(34,806)	(33,210)	(33,415)	(23,465)	(26,470)

Fixed charges
Interest on indebtedness	59	51	151	3,253	5,753
Interest attributable to rental property (a)	52	27	12	6	12
Preferred stock dividend requirements	—	—	346	917	197

	111	78	509	4,176	5,962

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$34,917	$33,288	$33,924	$27,641	$32,432

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.